UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-15002

ICICI Bank Limited

(Translation of registrant’s name into English)

ICICI Bank Towers,

Bandra-Kurla Complex

Mumbai, India 400 051

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X      Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Postal Ballot – Scrutinizer’s Report and Voting Results

IBN
ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock exchanges:

This has reference to our earlier letter dated October 30, 2024 in respect of Postal Ballot Notice dated October 26, 2024. We hereby submit the Scrutinizer’s Report dated November 29, 2024 (the Report) issued pursuant to the applicable provisions of the Companies Act, 2013 and rules made thereunder.

Voting results in the format prescribed under Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, which has also be submitted in XBRL mode is available on the website of the Bank at https://www.icicibank.com/about-us/voting-result

Based on the Report, we confirm that the special resolution for appointment of Mr. Punit Sood (DIN: 00033799) as an Independent Director with effect from October 1, 2024 as contained in the Postal Ballot Notice has been passed by the Members with requisite majority.

You are requested to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

To,

The Chairman

ICICI BANK LIMITED

ICICI Bank Tower,

Near Chakli Circle,

Old Padra Road,

Vadodara 390 007

Dear Sir,

Sub: Report of Scrutinizer

I, P. N. Parikh, of M/s Parikh Parekh & Associates, Practising Company Secretaries (Membership No. FCS 327), having my office at 111, 11th Floor, Sai Dwar CHS Ltd., Sab TV Lane, Opp. Laxmi Industrial Estate, Off Link Road, Andheri (West), Mumbai - 400053, have been appointed as the Scrutinizer to scrutinize the evoting process for the Postal Ballot through electronic voting (‘remote e-voting’) conducted by the Company in respect of the following Special Resolution:

1.	Appointment of Mr. Punit Sood (DIN: 00033799) as an Independent Director with effect from October 1, 2024 pursuant to the Postal Ballot Notice dated October 26, 2024, issued under Section 110 read with Section108 and other applicable provisions, if any, of the Companies Act, 2013 including any statutory modification or re-enactment thereof for the time being in force) (the ‘Act’) read with Rule 20 and Rule 22 of the Companies (Management and Administration) Rules, 2014, as amended from time to time (the ‘Rules’), read with General Circular No. 14/2020 dated April 08, 2020; General Circular No. 17/2020 dated April 13, 2020 and other relevant circulars, including General Circular No. 09/2024 dated September 19, 2024 issued by the Ministry of Corporate Affairs, Government of India (hereinafter collectively referred to as “MCA Circulars”) and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”), and pursuant to other applicable laws and regulations.

In terms of the MCA Circulars, the Postal Ballot Notice dated October 26, 2024 along with statement setting out material facts under Section 102 of the Act in respect of the above mentioned resolution, as confirmed by the Company, was sent, in electronic form only to those Members whose e-mail addresses were registered with the Company/Depositories/Registrar and Share Transfer Agent and whose names were recorded in the Register of Members of the Company or in the Register of Beneficial Owners maintained by the Depositories as on Monday, October 28, 2024 (‘Cut-Off date’).

The Company had availed the remote e-voting facility offered by KFin Technologies Limited (“KFintech”) for conducting remote e-voting by the shareholders of the Company.

The shareholders of the Company holding shares as on the ‘Cut-Off’ date of Monday, October 28, 2024 were entitled to vote on the resolution as contained in the Notice.

The voting period for remote e-voting commenced on Thursday, October 31, 2024, at 9:00 a.m. (IST) and ended on Friday, November 29, 2024, at 5:00 p.m. (IST). The remote e-voting module was disabled by KFintech thereafter.

The votes cast under remote e-voting facility were thereafter unblocked.

I have scrutinized and reviewed the votes cast through remote e-voting based on the data downloaded from the e-voting system of KFintech and have maintained a register in which necessary entries have been made in accordance with the Rules.

The Management of the Company is responsible to ensure compliance with the requirements of the Act, Rules made thereunder and the MCA Circulars relating to remote e-voting on the Resolution contained in the Postal Ballot Notice.

My responsibility as scrutinizer for the postal ballot through remote e-voting is restricted to making a Scrutinizer’s Report of the votes cast in favour or against the resolution.

I would like to mention that the voting rights of Members were in proportion to their share of the paid-up equity share capital of the Company as on the Cut-Off date i.e. Monday, October 28, 2024 and as per the Register of Members of the Company/List of Beneficial Owners of the Company as received from the depositories/Company’s Registrar and Share Transfer Agent.

Further, I would also like to mention that Shareholders who have split their votes into Assent as well as Dissent in respect of each DP ID/Client ID or Folio No., while their votes are taken as cast, they have been counted only once for the purpose of their presence, which has been mentioned under the head Assent.

I now submit my Report on the results of the voting by postal ballot only through the remote e-voting process in respect of the said Special Resolution as under:

Resolution 1: Special Resolution

Appointment of Mr. Punit Sood (DIN: 00033799) as an Independent Director with effect from October 1, 2024

(i) Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
7247	6,02,65,51,929	99.78

(ii) Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
315	1,33,38,022	0.22

(iii) Invalid votes:

Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Nil	Nil

Signature:

Name: P. N. Parikh
Dated: 29.11.2024	Scrutinizer
Place: Mumbai	FCS: 327 CP: 1228
UDIN: F000327F003145854

Countersigned by:

Prachiti Lalingkar

Company Secretary

ICICI Bank Limited

Membership No.: A20744

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	December 2, 2024	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Assistant General Manager